Exhibit 12.0

WINN-DIXIE STORES, INC.

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

(Amounts in thousands except ratios)

	2004**	2003	2002	2001	2000
Fixed charges:
Interest expense	$14,377	40,442	61,595	52,845	47,088
Capitalized interest	1,628	2,375	642	5,863	—
Interest component of rental expense	194,720	204,074	206,104	226,183	237,990

Fixed charges	$210,725	246,891	268,341	284,891	285,078

Earnings:
Income (loss) from continuing operations before taxes	$(87,504)	315,443	286,189	114,033	(250,467)
Add: Fixed charges	210,725	246,891	268,341	284,891	285,078
Less: Capitalized interest	(1,628)	(2,375)	(642)	(5,863)	—

Total earnings	$121,593	559,959	553,888	393,061	34,611

Ratio of earnings to fixed charges:
Total earnings	$121,593	559,959	553,888	393,061	34,611
Fixed charges	$210,725	246,891	268,341	284,891	285,078
Ratio	0.6	2.3	2.1	1.4	*

*	The dollar amount of the coverage deficiency for the year ended June 28, 2000 was $250 million. The dollar amount of the coverage deficiency for the year ended June 30, 2004 was $89 million.
**	53 weeks